SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Hercules Offshore, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

427093307
(CUSIP Number)

November 9, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 15 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 427093307	SCHEDULE 13G	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 893,593
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 893,593
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 893,593
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 427093307	SCHEDULE 13G	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Partners General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 893,593
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 893,593
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 893,593
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 427093307	SCHEDULE 13G	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit GP Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 893,593
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 893,593
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 893,593
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 427093307	SCHEDULE 13G	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Partners Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,710,353
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,710,353
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,710,353
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 427093307	SCHEDULE 13G	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Partners Offshore General Partner, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,710,353
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,710,353
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,710,353
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 427093307	SCHEDULE 13G	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON Centerbridge Credit Offshore GP Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,710,353
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,710,353
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,710,353
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 427093307	SCHEDULE 13G	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON Mark T. Gallogly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,603,946
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,603,946
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,603,946
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 427093307	SCHEDULE 13G	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON Jeffrey H. Aronson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,603,946
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,603,946
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,603,946
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 427093307	SCHEDULE 13G	Page 10 of 15 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is Hercules Offshore, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at 9 Greenway Plaza, Suite 2200, Houston, Texas 77046.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

(i)	Centerbridge Credit Partners, L.P., a Delaware limited partnership ("CCP"), with respect to the Common Stock (as defined in Item 2(d) below) beneficially owned by it;
(ii)	Centerbridge Credit Partners General Partner, L.P., a Delaware limited partnership ("CCPGP"), as general partner of CCP, with respect to the Common Stock beneficially owned by CCP;
(iii)	Centerbridge Credit GP Investors, L.L.C., a Delaware limited liability company ("CCGPI"), as general partner of CCPGP, with respect to the Common Stock beneficially owned by CCP;
(iv)	Centerbridge Credit Partners Master, L.P., a Cayman Islands exempted limited partnership ("CCPM"), with respect to the Common Stock beneficially owned by it;
(v)	Centerbridge Credit Partners Offshore General Partner, L.P., a Delaware limited partnership ("CCPOGP"), with respect to the Common Stock beneficially owned by CCPM;
(vi)	Centerbridge Credit Offshore GP Investors, L.L.C., a Delaware limited liability company ("CCOGPI"), as general partner of CCPOGP, with respect to the Common Stock beneficially owned by CCPM;
(vii)	Mark T. Gallogly ("Mr. Gallogly"), as managing member of CCGPI and CCOGPI, with respect to the Common Stock beneficially owned by CCP and CCPM; and
(viii)	Jeffrey H. Aronson ("Mr. Aronson"), as managing member of CCGPI and CCOGPI, with respect to the Common Stock beneficially owned by CCP and CCPM.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons is 375 Park Avenue, 12th Floor, New York, NY 10152.

CUSIP No. 427093307	SCHEDULE 13G	Page 11 of 15 Pages

Item 2(c).	CITIZENSHIP

CCP, CCPGP and CCPOGP are limited partnerships organized under the laws of the State of Delaware. CCPM is an exempted limited partnership organized under the laws of the Cayman Islands. CCGPI and CCOGPI are limited liability companies organized under the laws of the State of Delaware. Messrs. Gallogly and Aronson are citizens of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.01 per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER

427093307

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________________________________________

Item 4.	OWNERSHIP

This Schedule 13G reports beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof.

CUSIP No. 427093307	SCHEDULE 13G	Page 12 of 15 Pages

A.	Centerbridge Credit Partners, L.P., Centerbridge Credit Partners General Partner, L.P. and Centerbridge Credit GP Investors, L.L.C.

(a)	Amount beneficially owned: 893,593
(b)	Percent of class: 4.5%. The percentages used herein and in the rest of Item 4 are calculated based upon the 20,000,000 shares of Common Stock issued and outstanding as of November 6, 2015, as disclosed in the Company's Current Report on Form 8-K filed on November 6, 2015.
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: 893,593
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition of: 893,593
CCP has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which powers may also be exercised by CCPGP, its general partner and by CCGPI, the general partner of CCPGP. Neither of CCPGP nor CCGPI directly owns any of the shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by CCP. However, none of the foregoing should be construed in and of itself as an admission by CCPGP or CCGPI or by any Reporting Person as to beneficial ownership of the shares of Common Stock owned by another Reporting Person. In addition, each of CCPGP and CCGPI expressly disclaims beneficial ownership of the shares of Common Stock owned by CCP.

B.	Centerbridge Credit Partners Master, L.P., Centerbridge Credit Partners Offshore General Partner, L.P. and Centerbridge Credit Offshore GP Investors, L.L.C.
	(a)	Amount beneficially owned: 1,710,353
	(b)	Percent of class: 8.6%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 1,710,353
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 1,710,353
CCPM has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which powers may also be exercised by CCPOGP, its general partner, and CCOGPI, the general partner of CCPOGP. Neither CCOGPI nor CCPOGP directly owns any of the shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by CCPM. However, none of the foregoing should be construed in and of itself as an admission by CCOGPI or CCPOGP or by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of CCOGPI and CCPOGP expressly disclaims beneficial ownership of shares of Common Stock owned by CCPM.

C.	Mark T. Gallogly and Jeffrey Aronson
	(a)	Amount beneficially owned: 2,603,946
	(b)	Percent of class: 13.0%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 2,603,946
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 2,603,946

CUSIP No. 427093307	SCHEDULE 13G	Page 13 of 15 Pages

Messrs. Gallogly and Aronson, as managing members of CCGPI and CCOGPI, share power to vote the Common Stock beneficially owned by CCP and CCPM. Neither Mr. Gallogly nor Mr. Aronson directly owns any of the shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock beneficially owned by CCP and CCPM. However, none of the foregoing should be construed in and of itself as an admission by Messrs. Gallogly or Aronson or by any Reporting Person as to beneficial ownership of the shares of Common Stock owned by another Reporting Person. In addition, each of Mr. Gallogly and Mr. Aronson expressly disclaims beneficial ownership of the shares of Common Stock owned by any of CCP and CCPM.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each of the Reporting Persons certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 427093307	SCHEDULE 13G	Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: November 19, 2015

CENTERBRIDGE CREDIT PARTNERS, L.P.

By: Centerbridge Credit Partners General Partner, L.P., its general partner

By: Centerbridge Credit GP Investors, L.L.C., its general partner

/s/ Jeffrey H. Aronson

-----------------------------------

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS GENERAL PARTNER, L.P.

By: Centerbridge Credit GP Investors, L.L.C., its general partner

/s/ Jeffrey H. Aronson

-----------------------------------

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE CREDIT GP INVESTORS, L.L.C. /s/ Jeffrey H. Aronson ----------------------------------- Name: Jeffrey H. Aronson Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS

MASTER, L.P.

By: Centerbridge Credit Partners Offshore General Partner, L.P., its general partner

By: Centerbridge Credit Offshore GP Investors, L.L.C., its general partner

/s/ Jeffrey H. Aronson

-------------------------------------

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS

OFFSHORE GENERAL PARTNER, L.P.

By: Centerbridge Credit Offshore GP Investors, L.L.C., its general partner

/s/ Jeffrey H. Aronson

--------------------------------------

Name: Jeffrey H. Aronson

Title: Authorized Signatory

Centerbridge Credit Offshore GP Investors, L.L.C. /s/ Jeffrey H. Aronson -------------------------------------- Name: Jeffrey H. Aronson Title: Authorized Signatory
MARK T. GALLOGLY /s/ Mark T. Gallogly ------------------------------------- JEFFREY H. ARONSON /s/ Jeffrey H. Aronson -------------------------------------

CUSIP No. 427093307	SCHEDULE 13G	Page 15 of 15 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: November 19, 2015

CENTERBRIDGE CREDIT PARTNERS, L.P.

By: Centerbridge Credit Partners General Partner, L.P., its general partner

By: Centerbridge Credit GP Investors, L.L.C., its general partner

/s/ Jeffrey H. Aronson

-----------------------------------

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS GENERAL PARTNER, L.P.

By: Centerbridge Credit GP Investors, L.L.C., its general partner

/s/ Jeffrey H. Aronson

-----------------------------------

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE CREDIT GP INVESTORS, L.L.C. /s/ Jeffrey H. Aronson ----------------------------------- Name: Jeffrey H. Aronson Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS

MASTER, L.P.

By: Centerbridge Credit Partners Offshore General Partner, L.P., its general partner

By: Centerbridge Credit Offshore GP Investors, L.L.C., its general partner

/s/ Jeffrey H. Aronson

-------------------------------------

Name: Jeffrey H. Aronson

Title: Authorized Signatory

CENTERBRIDGE CREDIT PARTNERS

OFFSHORE GENERAL PARTNER, L.P.

By: Centerbridge Credit Offshore GP Investors, L.L.C., its general partner

/s/ Jeffrey H. Aronson

--------------------------------------

Name: Jeffrey H. Aronson

Title: Authorized Signatory

Centerbridge Credit Offshore GP Investors, L.L.C. /s/ Jeffrey H. Aronson -------------------------------------- Name: Jeffrey H. Aronson Title: Authorized Signatory

MARK T. GALLOGLY /s/ Mark T. Gallogly ------------------------------------- JEFFREY H. ARONSON /s/ Jeffrey H. Aronson -------------------------------------